MAIL STOP 3561

August 25, 2009

<u>via U.S. mail and facsimile</u>

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Supplemental Correspondence Submitted Via Facsimile on August 21, 2009
and dated August 5, 2009 Re Form 1-A/A filed May 7, 2009
File No.: 24-10220

Dear Mr. Buckels:

We have reviewed your supplemental materials faxed on August 21, 2009 and dated August 5, 2009 and have the following comments. Where indicated, we think your Form 1-A should be revised in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

1. We note your response to prior comment two that Mr. Park removed the phrase "in the case of multiple members by default" from the tax opinion. Please provide the newly signed and dated tax opinion.

2. With respect to prior comment three, we remind you of the requirement for updated financial statements.

<u>Closing Comments</u>

As appropriate, please revise the Form 1-A in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236, or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
    Facsimile: 951-602-6049